AB 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11017637

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20746

*KH 3/4

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan P. Chodosh — (516) 390-5525
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

60 Broad Street	New York,	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/

This report ** contains (check all applicable boxes):

Report of Independent Registered Public Accounting Firm

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities (Not applicable).
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements of Rule 15c3-3. (Not applicable).
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation. (Not applicable).
- ☒ (l) An Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, Alan P. Chodosh, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to David Lerner Associates, Inc. at and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Alan P. Chodosh
Executive Vice President & Chief Financial Officer

Subscribed to before me this
February 22, 2011

Notary Public

LAURIE J. NUNEZ
Notary Public, State of New York
No. 30-4814770
Qualified in Nassau County
Commission Expires Sept. 30 2014

DAVID LERNER ASSOCIATES, INC.
(S.E.C. I.D. No. 8-20746)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010
AND
REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities and Exchange Act of 1934
as a Public Document.

Grant Thornton

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
David Lerner Associates, Inc.

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David Lerner Associates, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 24, 2011

DAVID LERNER ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents	$ 21,839,002
Cash segregated under federal and other regulations	6,328,242
Cash deposited with clearing organizations	1,245,952
Receivables from:	
Customers	9,771,644
Brokers and dealers	1,215,970
Related parties	654,677
Securities owned - at fair value	16,585,378
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $5,656,380	2,381,251
Other assets	1,796,939
Total	$ 61,819,055

LIABILITIES AND STOCKHOLDERS' EQUITY

Payables to:	
Customers	$ 3,697,190
Broker and dealers	961,314
Securities sold, not yet purchased - at fair value	10,884
Commissions payable	2,398,614
Accounts payable and accrued expenses	19,080,466
	26,148,468
STOCKHOLDERS' EQUITY	
Common stock, voting, no par value; authorized, 200 shares; 10 shares outstanding	5,000
Common stock, nonvoting, no par value; authorized, 200 shares; 90 shares outstanding	
Additional paid-in capital	952,370
Retained earnings	34,713,217
Total stockholders' equity	35,670,587
Total	$ 61,819,055

1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly known as the National Association of Securities Dealers, Inc. The Company, headquartered in Syosset, NY, primarily conducts business with retail customers at branch offices on the east coast of the United States of America. The Company's voting shares are wholly owned by an individual, David Lerner, and its' nonvoting shares are held by several individuals and a trust established by David Lerner.

The Company is an "S" Corporation under the Internal Revenue Code.

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

The Company maintains cash deposits with three major financial institutions in excess of federal deposit insurance levels.

Cash segregated under federal and other regulations includes cash segregated in compliance with federal and other regulations.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Purchases and sales of proprietary financial instruments as well as commission revenues and related expenses are recorded on a trade-date basis. Production-related compensation and benefits expense is recorded in the same period as the revenue to which it pertains.

Securities owned and securities sold, not yet purchased ("financial instruments"), are recorded at fair value, and unrealized gains and losses are included in principal transactions revenue. Interest revenue and expense arising from financial instruments used in trading activities are reflected in the statement of income as interest revenue or expense. The fair value of financial instruments is generally based on observable market prices.

Periodically, the Company will enter into TBA forward contracts and futures contracts to hedge its securities owned. Any gains and losses resulting from these contracts are recognized in principal transactions on the statement of income.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Revenues generated by the Company's sale and distribution of certain real estate investment trust ("REIT") units represent approximately 70% of total 2010 revenues. These REIT units have been issued by Apple REIT Nine, Inc., which owns hotels throughout the United States.

The Company is the exclusive distributing broker-dealer for the shares of the Spirit of America Investment Fund family of mutual funds (the "Spirit Funds") an affiliated entity. Commission revenue from Spirit Funds represents 81% of the Company's total 2010 commissions from mutual funds.

Promotional expenses are expensed as incurred.

Effective December 31, 2009, David Lerner sold to certain family members and several employees 55 shares and 8 shares, respectively, of the Company's nonvoting stock. The transfer price of the shares, $485,000 per share, was based upon a third-party independent valuation. Each purchaser of the nonvoting shares has entered into a promissory note, personally with David Lerner that provides for quarterly payments on the notes for interest and principal to the extent of dividends, net of any taxes, received by the shareholders from the Company. The shareholder agreements provide in certain circumstances redemption of the shares, at the purchase price the employees paid for the shares adjusted for the change in the book value, at the Company's option.

The fixed share transactions with the family members have been accounted for as an estate planning transaction and, accordingly, not accounted for as a share-based payment under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The shares will continue to be accounted for as equity and not as a liability under ASC Topic 480 as the shares are not mandatorily redeemable.

The fixed share transaction with the employees have been accounted for as a share based liability award under ASC Topic 718, and as risk of ownership transfers to the employee upon payment of the promissory notes, will continue to be reported in shareholders' equity until redeemed by the Company, upon the employee's employment elsewhere, or at the option of the Company upon the employee's death. The Company has elected to measure compensation expense under the intrinsic value method and there was no compensation expense related to this transaction.

The Company adopted the provisions of the FASB ASC 740, "Income Taxes," on January 1, 2009. As required by the uncertain tax position guidance in ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2010, the Company did not have any material uncertain tax positions or which the statute of limitations remained open.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, newly codified as ASC 810 Amendments to FASB Interpretation No. 46(R) ("SFAS No. 167"), which amends the consolidation guidance applicable to variable interest entities ("VIEs"). The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R), as well as qualifying special-purpose entities ("QSPEs") that are currently excluded from the scope of FIN 46(R). SFAS No. 167 replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. SFAS No. 167 is effective as of the beginning of the first fiscal year beginning after November 15, 2009. The adoption of this new standard did not have a significant impact on our financial condition, results of operations and cash flows.

The Company adopted Accounting Standards Update ("ASU") No. 2010-06, "Improving Disclosures about Fair Value Measures" (and update to ASC 820-10, "Fair Value Measurements and Disclosures-Overall"), which became effective for interim and annual periods after December 15, 2009 and for certain disclosures after December 15, 2010. The guidance in this update provides amendments to ASC 820-10 for disclosures for fair value measurement of investments.

In May 2009, the FASB issued guidance now codified within FASB ASC Topic 855, "Subsequent Events," which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The provisions of FASB

ASC Topic 855 are effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The adoption of the provisions of FASB ASC Topic 855 did not change subsequent events that management identified and disclose. In accordance with the provisions of FASB ASC Topic 855. Management evaluates subsequent events through the issuance date of the Financial Statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RECEIVABLES FROM, AND PAYABLES TO, CUSTOMERS

Receivables from, and payables to, customers represent amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

At December 31, 2010, the fair value of customer securities received as collateral where the Company was permitted to sell or repledge the securities was $9,353,348, none of which was repledged.

3. RELATED PARTY TRANSACTIONS

The Company is owned by David Lerner (the "Stockholder"), several individuals and a trust. The Company and various other affiliates (controlled by the Stockholder) loan and borrow funds among the related parties.

The Company entered into a lease extension agreement on December 5, 2001, with HSS Realty, LLC (an LLC owned by the Stockholder). The building and mortgage are in the name of the Stockholder. The lease terminates on December 31, 2011

The Company also entered into a lease agreement with HSS Realty II, LLC (an LLC owned by the Stockholder). The lease terminates on December 31, 2011.

The Company also entered into a lease agreement on July 1, 2004, with DSD Realty, LLC (an LLC owned by the Stockholder). The building and mortgage are in the name of the Stockholder. The lease terminates on June 30, 2014.

At December 31, 2010, the receivables from related parties were as follows:

DSD	$	204,303
Spirit Management Company		143,166
Other		307,208
Total receivables from related parties	$	654,677

4. FAIR VALUE MEASUREMENTS

The Company adopted ASC Topic 820 (formerly FAS No. 157), "Fair Value Measurements," as of January 1, 2008, which, among other things, requires enhanced disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The adoption of ASC Topic 820 had no impact on the financial condition or results of operation of the Company.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required quoted prices for these investments are not adjusted, even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Securities which are generally included in this category include corporate bonds, municipal securities which are consensus priced, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following table summarizes the valuation of securities owned and sold under the fair value hierarchy levels as of December 31, 2010:

Securities owned and securities sold, not yet purchased, consist of the following:

	Level 1	Level 2	Total
Cash and cash equivalents money market fund	$ 13,500,000	$ -	$ 13,500,000
Securities owned, at fair value			
Mortgage-backed securities	$ -	$ 8,473,578	$ 8,473,578
State and municipal obligations and other nonequities	-	5,451,854	5,451,854
Negotiable certificates of deposit	-	2,371,146	2,371,146
Equities	288,800	-	288,800
Total securities owned, at fair value	$ 288,800	$ 16,296,578	$ 16,585,378
Securities sold, not yet purchased, at fair value			
Mortgage-backed securities	$ -	$ 76	$ 76
State and municipal obligations and other nonequities	-	10,808	10,808
Equities	-	-	-
Total securities sold, not yet purchased, at fair value	$ -	$ 10,884	$ 10,884

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2010, furniture, equipment, and leasehold improvements consist of the following:

Furniture and fixtures	$ 3,816,036
Data processing equipment	1,620,940
Leasehold improvements	1,578,669
Telephone equipment	935,106
Automobiles	86,880
Total	8,037,631
Less accumulated depreciation and amortization	(5,656,380)
Furniture, equipment, and leasehold improvements- net	$ 2,381,251

6. OTHER ASSETS

At December 31, 2010, other assets consist of the following:

Commissions receivable	$ 531,565
Deferred compensation asset	336,915
Prepaid expense	331,352
Prepaid insurance	293,699
Other	303,408
Total other assets	$ 1,796,939

7. SHORT-TERM BANK LOANS

Short-term bank loans bear interest at a rate set by the bank in light of money market conditions, availability of funds, and amount required. The loans are collateralized by securities owned by the Company up to the loan amount plus an additional percentage based on the type of security collateral and are payable upon demand. There were no bank loans outstanding at December 31, 2010.

8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches 25% of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest 20% after two years of participation in the Plan and an additional 20% for each succeeding year, with full vesting after six years.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 4% and 10% of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved. The bonus is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. At its sole discretion, the Company may terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment).

The Company recognizes 20% of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The total unrecognized amount of $3,751,002 will be recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year.

Effective as of January 1, 1998, the Company established the David Lerner Associates, Inc. Equity Participation Plan (the "EPP"). The EPP, which is primarily for selected employees, has authorized 137,100 units representing 10% of the Company's equity for grants to employees. The EPP's units are essentially the economic equivalent of shares in the Company. Subject to the terms of the EPP and the equity participation agreement, the holder of EPP units will be paid for the value of such units, based upon a specified formula at the end of the grant period or, upon certain conditions, upon termination of employment with David Lerner Associates, Inc. As of December 31, 2010, 132,500 EPP units are outstanding with a future value totaling $4,702,043. For the EPP for the year ended December 31, 2010. The liability for the EPP was $4,456,921 and is included in accounts payable and accrued expenses at December 31, 2010.

Beginning in 2001, the Company established a deferred compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. Beginning in 2006, the Company ceased accepting additional employee deferrals under this plan. As of December 31, 2010, the remaining liability under the Deferred Compensation plan was $336,915, and is included in accounts payable and accrued expenses.

The Company has a commitment to a former employee that provides annual payments of $100,000 for life, the present value of which, as of December 31, 2010, is $1,144,182 and is recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under several noncancellable lease agreements primarily for the rental of office space. The lease agreements contain customary escalation clauses based principally upon real estate taxes, building maintenance and utility costs.

Several of the above-mentioned leases are with LLC's owned by the Stockholder (see Note 3).

At December 31, 2010, minimum annual rental commitments, exclusive of common area charges, are as follows:

Year Ending December 31,	Amount
2011	1,719,821
2012	851,020
2013	785,989
2014	394,850
2015	89,220
Total	$ 3,840,900

The Company has been named as a defendant in several claims and/or lawsuits arising from its securities business. Certain of the legal actions include claims for compensatory and/or punitive damages or claims for indeterminate amounts of damages. Based on discussions with legal counsel, management of the Company believes that these actions are adequately provided for, and that their resolution will not have a material adverse effect on the results of operations or the financial condition of the Company.

The Company is also involved in other reviews, examinations and investigations and proceedings by various regulatory agencies, (i.e., FINRA and the SEC), both formal and informal, regarding the Company's business activities, certain of which could result in adverse judgments, settlements, fines or other penalties. In 2009, the Company received a subpoena from the SEC pursuant to a formal order of investigation of, among other things, certain of the Company's business activities. In May 2010, the Company received a complaint from FINRA's enforcement division in connection with the Company's pricing of various municipal bonds and collateralized mortgage obligations. At this time, the Company is not aware of any material exposure as a result of these matters.

For over 20 years, David Lerner Associates, Inc. has utilized the services of The Reserve Funds to provide a money market vehicle for clients to invest excess cash. The Reserve Funds are an independent mutual fund complex that is not affiliated with the company. On September 16, 2008, The Reserve Funds announced that due to the bankruptcy filing by Lehman Brothers, it was valuing its Primary Fund's holding in Lehman Brothers debt securities at zero. As a result, the net asset value of the Primary Fund dropped below $1.00 per share. Following this event was an unprecedented amount of requests for redemptions of The Reserve Funds, which created the need for The Reserve Funds to postpone the payment of redemptions. On September 17, 2008, the Company's clients had $326 million at The Reserve Funds, which has been reduced by payments from The Reserve Funds to roughly $1 million at December 31, 2010.

In November 2008, David Lerner Associates, Inc. decided to utilize the services of Federated Investors, Inc., one of the largest mutual fund managers in the nation to provide money market mutual fund investments for its clients. The Company elected to automatically transfer clients' available money market balances from The Reserve Funds to Federated Funds.

10. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of a U.S. exchange and clearinghouse that trade and clear securities contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2010, the Company had net capital of $27,302,576 which was 308% of aggregate debit balances and $27,052,576 in excess of required net capital. The Company is also subject to the reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, which require the Company to determine if cash or securities are required to be segregated for the exclusive benefit of customers. At December 31, 2010, the Company had a reserve requirement of $213,226 under this regulation.

12. INCOME TAXES

The Company has elected to be taxed as an S Corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the Stockholders. The provision for income taxes for the year ended December 31, 2010, represents amounts provided for those states that impose a tax on S Corporations and for those states that do not recognize S Corporation status.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by either the client or the counterparty, the Company may be required to discharge the obligation of the nonperforming party. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has procedures in place which are designed to monitor the creditworthiness of each client and counterparty with which it conducts business.

As of December 31, 2010, the Company sold short for future settlement contracts for pools of US Government Agency Mortgage Backed Securities ("TBAs") with a principal value of $851,314.

14. FAIR VALUE

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash, receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value or are at fair value. Similarly, substantially all of the Company's liabilities arise from payables to brokers and dealers and customers, securities sold, not yet purchased, and other short-term liabilities. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value or are at fair value.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

Board of Directors
David Lerner Associates, Inc.

In planning and performing our audit of the financial statements of David Lerner Associates, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

Our audit was also not designed to identify all deficiencies in internal control that might be significant deficiencies. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We did not identify any deficiencies in internal control or control activities for safeguarding securities that we consider to be significant deficiencies.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 24, 2011

Grant Thornton

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
David Lerner Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by David Lerner Associates, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of checks, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with the Company's SIPC-7 2010 work paper noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Company's SIPC-7 2010 work paper supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 24, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020746 FINRA DEC
DAVID LERNER ASSOCIATES INC 14*14
477 JERICHO TURNPIKE
PO BOX 9006
SYOSSET NY 11791-9006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jolie Mintz 516 390 5515

2. A. General Assessment (item 2e from page 2) $ 304971

B. Less payment made with SIPC-6 filed (exclude interest) (135582)
7/14/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 169209

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 169209

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

David Lerner Associates Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of Febrary, 20 11.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 130677287
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8630881
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 130168	
Enter the greater of line (i) or (ii)	130168
Total deductions	8761049
2d. SIPC Net Operating Revenues	$ 121916238
2e. General Assessment @ .0025	$ 304791
	(to page 1, line 2.A.)